Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three-month periods ended March 31, 2026 and 2025

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at March 31, 2026	As at December 31, 2025
ASSETS
CURRENT
Cash and cash equivalents		57,309	73,940
Grants receivable and other current assets		449	518
Deferred financing costs		1,819	—
Restricted cash and deposits		620	620
Sales taxes receivable		1,071	928
Tax credits receivable		1,820	1,860
Prepaid expenses		1,046	1,586
Total current assets		64,134	79,452

NON-CURRENT
Tax credits receivable		8,816	7,514
Investment - Listed shares		350	450
Property, plant and equipment	6	91,768	85,426
Right-of-use assets		1,453	1,552
Deposits		50	50
Total non-current assets		102,437	94,992
Total assets		166,571	174,444

LIABILITIES
CURRENT
Accounts payable and other	7	13,983	10,482
Deferred grants		185	185
Convertible notes	8	17,222	16,948
Derivative warrant liability	9	53,538	62,957
Current portion of lease liabilities		560	569
Current portion of borrowings		268	265
Total current liabilities		85,756	91,406

NON-CURRENT
Asset retirement obligation		1,867	1,584
Lease liabilities		978	1,107
Borrowings		431	499
Total non-current liabilities		3,276	3,190
Total liabilities		89,032	94,596

EQUITY
Share capital		436,730	436,475
Other reserves	8	5,813	5,357
Contributed surplus and warrants		38,511	37,065
Deficit		(403,515)	(399,049)
Total equity		77,539	79,848
Total liabilities and equity		166,571	174,444
Going Concern	1
Subsequent events	18

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Paola Farnesi – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended
		March 31, 2026	March 31, 2025
	Notes	$	$
EXPENSES
Mining projects expenses	11	2,323	1,966
Battery Material Plant project expenses	12	3,956	9,580
General and administrative expenses	13	7,948	7,086
Operating loss		14,227	18,632
Net financial costs (income)	14	(9,861)	(6,290)
Loss before tax		4,366	12,342
Income tax		100	100
Net loss and comprehensive loss		4,466	12,442

Basic and diluted loss per share		0.03	0.08
Weighted average number of shares outstanding		162,593,638	153,422,506

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the three-month period ended March 31, 2026
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2026		160,761,539	436,475	37,065	5,357	(399,049)	79,848
Options exercised	10.2	65,000	255	(102)	—		153
Share-based compensation		—	—	1,548	—	—	1,548
Settlement of interest on Convertible Notes	8	—	—	—	456	—	456
Net loss and comprehensive loss		—	—	—	—	(4,466)	(4,466)
Balance as at March 31, 2026		160,826,539	436,730	38,511	5,813	(403,515)	77,539

				Contributed	For the three-month period ended March 31, 2025
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2025		152,261,189	411,240	32,609	3,680	(293,872)	153,657
Share-based compensation		—	—	3,213	—	—	3,213
Settlement of interest on Convertible Notes	8	—	—	—	416	—	416
Net loss and comprehensive loss		—	—	—	—	(12,442)	(12,442)
Balance as at March 31, 2025		152,261,189	411,240	35,822	4,096	(306,314)	144,844

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month periods ended
		March 31, 2026	March 31, 2025
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(4,466)	(12,442)
Adjustments for non-cash items:
Depreciation and amortization		345	2,192
Change in fair value - Listed shares		100	—
Change in fair value - Derivative warrant liability	9	(10,490)	(5,623)
Change in fair value - Embedded derivatives	8	(165)	—
Interest and accretion - Convertible notes	8	222	318
Unrealized foreign exchange loss (gain)		993	(29)
Share-based compensation	10.2	1,392	2,881
Other accretions included within financial costs		25	24
Net change in working capital	15	(331)	(768)
Cash flows used in operating activities		(12,375)	(13,447)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	6-15	(4,088)	(3,191)
Cash flows used in investing activities		(4,088)	(3,191)

FINANCING ACTIVITIES
Repayment of borrowings		(65)	(61)
Repayment of lease liabilities		(138)	(116)
Proceeds from the exercise of stock options	10.2	153	—
Deferred financing costs		(17)	—
Share issue costs		(531)	(482)
Cash flows from financing activities		(598)	(659)

Effect of exchange rate changes on cash		430	(11)

Net change in cash and cash equivalents		(16,631)	(17,308)
Cash and cash equivalents at the beginning of the period		73,940	106,296
Cash and cash equivalents at the end of the period		57,309	88,988
Non-cash investing and financing activities	15

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing carbon-neutral advanced graphite materials.

The Company’s shares are listed under the symbol NOU on the Toronto Stock Exchange (“TSX”) and NMG on the New York Stock Exchange (“NYSE”). The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s consolidated financial statements have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the three-month period ended March 31, 2026, the Company reported a net loss after tax of $4.5 million and cash outflows from operating activities of $12.4 million and had an accumulated deficit of $403.5 million as of March 31, 2026. The Company has yet to generate positive cash flows or earnings.

Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without the additional funding secured subsequent to the end of the period as disclosed in note 18, the Company does not have sufficient liquidity to pursue its planned development activities. This funding is contingent on receiving shareholder approval and regulatory approval and there can be no assurances that these will both be successful.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2025. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements for the three-month periods ended March 31, 2026 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 12, 2026.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	MATERIAL ACCOUNTING POLICIES

Basis of consolidation

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiaries. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Subsidiaries

On June 20, 2025, NMG Bécancour Inc. and NMG Matawinie Inc. were incorporated.

Information on the Company’s subsidiaries as at March 31, 2026, all of which are wholly-owned, are as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate	Canada	2017
Nouveau Monde Europe LTD	Trading	England and Wales	2020
NMG Bécancour Inc.	Active anode material operations	Canada	2025
NMG Matawinie Inc.	Mining of natural flake graphite	Canada	2025

4.	NEW ACCOUNTING STANDARDS ADOPTED

In May 2024, the IASB published Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The amendments to IFRS 9 clarify de-recognition and classification of specific financial assets and liabilities respectively while the amendments to IFRS 7 clarify the disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows on the occurrence or non-occurrence of a contingent event. The amendments to IFRS 9 and IFRS 7 are effective for annual reporting beginning on or after January 1, 2026. The adoption of these amendments did not have a material impact on the Company's condensed interim consolidated financial statements.

5.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2025 consolidated audited annual financial statement. Actual results may differ significantly.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT

	For the three-month period ended March 31, 2026
				Furniture				Bécancour Battery
				and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$	$
COST
January 1, 2026	2,455	1,980	21,246	235	1,478	399	76,020	1,219	842	105,874
Additions, net of grants	735	1,270	—	—	—	—	4,560	—	23	6,588
Transfers	—	—	10	—	—	—	—	—	(10)	—
Write-Off/Disposals	—	—	(209)	—	—	—	—	—	—	(209)
March 31, 2026	3,190	3,250	21,047	235	1,478	399	80,580	1,219	855	112,253
ACCUMULATED DEPRECIATION
January 1, 2026	—	534	19,383	179	20	332	—	—	—	20,448
Depreciation	—	29	182	2	26	7	—	—	—	246
Write-Off/Disposals	—	—	(209)	—	—	—	—	—	—	(209)
March 31, 2026	—	563	19,356	181	46	339	—	—	—	20,485
Net book value as at March 31, 2026	3,190	2,687	1,691	54	1,432	60	80,580	1,219	855	91,768

	For the year ended December 31, 2025
				Furniture				Bécancour Battery
				and other IT	Mining		Mine under	Material Plant	Other assets
	Land	Buildings	Equipment	equipment	infrastructure	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$	$
COST
January 1, 2025	2,455	2,028	27,547	235	—	350	62,479	1,175	1,615	97,884
Additions, net of grants	—	169	(1,100)	—	115	49	13,541	44	1,884	14,702
Transfers	—	—	1,151	—	1,363	—	—	—	(2,514)	—
Write-Off/Disposals	—	(217)	(6,352)	—	—	—	—	—	(143)	(6,712)
December 31, 2025	2,455	1,980	21,246	235	1,478	399	76,020	1,219	842	105,874
ACCUMULATED DEPRECIATION
January 1, 2025	—	644	19,097	170	—	307	—	—	—	20,218
Depreciation	—	105	6,638	9	20	25	—	—	—	6,797
Write-Off/Disposals	—	(215)	(6,352)	—	—	—	—	—	—	(6,567)
December 31, 2025	—	534	19,383	179	20	332	—	—	—	20,448
Net book value as at December 31, 2025	2,455	1,446	1,863	56	1,458	67	76,020	1,219	842	85,426

[1]Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The amount of borrowing costs included in Mine under construction for the three-month period ended March 31, 2026 is $382 ($561 for the three month period ended March 31, 2025). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three-month period ended March 31, 2026.

The Company granted a hypothec to Pallinghurst Graphite International Limited on the Matawinie Mining Property, including the related mining claims, to secure the Company’s obligations under the remaining 2% NSR agreement.

7.	ACCOUNTS PAYABLE AND OTHERS

	March 31, 2026	December 31, 2025
	$	$
Trade payable and accrued liabilities	12,518	8,041
Wages and benefits liabilities	1,465	2,441
Accounts payable and others	13,983	10,482

8.	CONVERTIBLE NOTES

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million) with Mitsui & Co., Ltd (“Mitsui”), Pallinghurst Bond Limited (“Pallinghurst”) and Investissement Québec (“IQ”). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the exchange’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSX’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSX market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

On May 2, 2024, the Company closed a private placement with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022, as amended and restated effective January 1, 2023. The Company issued 12,500,000 Common Shares and 12,500,000 Warrants to Mitsui and 6,250,000 Common Shares and 6,250,000 Warrants to Pallinghurst in exchange for their convertible notes totalling US$37.5 million. Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, the Company issued 1,579,043 Common Shares that had been reserved for issuance in connection with the interest calculated between November 8, 2022, and February 14, 2024, date on which the subscription agreement was concluded.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Convertible Notes – Amendment dated October 27, 2025:

	Host (amortized cost)	Derivative (FVTPL)	Total
	$	$	$
Issuance	16,844	651	17,495
Interest accretion	102	—	102
Fair value adjustment	—	(286)	(286)
Settlement	—	—	—
Foreign exchange	(350)	(13)	(363)
Balance as of December 31, 2025	16,596	352	16,948
Interest accretion	148	—	148
Fair value adjustment	—	(165)	(165)
Foreign exchange	285	6	291
Balance as of March 31, 2026	17,029	193	17,222

On October 27, 2025, the Company reached an agreement with Investissement Québec to extend the maturity date of their Convertible Note from November 8, 2025 to November 8, 2026. In consideration for the extension, the terms of the Notes were amended as follows:

-	The interest rate was increased from the greater of 7% or 3-month CME Term SOFR + 5% to the greater of 7% or 3-month CME Term SOFR + 7%, effective November 9, 2025; and
-	The Company’s discretionary repurchase option was retained; however, the previous interest-related redemption clause (Redemption Premium Forward Rate – 7% and Redemption Premium Backward Rate – 12%) was removed. It was replaced with a new provision allowing the Company to redeem the Notes at any time up to maturity for the principal amount plus any unpaid accrued interest.

Because the amendment occurred shortly before the original maturity date of November 8, 2025 and represented a renegotiation of the terms, the transaction was accounted for as an extinguishment of the original liability and the issuance of a new financial liability in accordance with IFRS 9. No additional costs were incurred in connection with the amendment.

For the three-month period ended March 31, 2026, the interest coupon totalled an aggregate amount of $456 (US$333) ($416 (US$290) for the three-month period ended March 31, 2025). For the first quarter of 2026, the Company elected to pay the interest coupon with 147,824 common shares at a price of US$2.25 which will be issued at maturity or at conversion of IQ’s Note. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2025	possible change	(Derivative liability)	March 31, 2026	possible change	(Derivative liability)
Observable inputs
Share price	US$2.48	+/- 10%	+29/-114	US$2.24	+/- 10%	+15/-71
Foreign Exchange rate	1.37	+/-5%	+/-18	1.39	+/-5%	+/-10
Unobservable inputs
Expected volatility	59.9%	+/- 10%	+21/-109	60.6%	+/- 10%	+12/-69
Credit spread	11.1%	+/-5%	+47/-72	11.1%	+/-5%	+34/-40

[1]Holding all other variables constant.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

9.	DERIVATIVE WARRANT LIABILITY

Total
$
Issuance	40,151
Fair value adjustment	(24,900)
Foreign exchange	338
Balance as of December 31, 2024	15,589
Fair value adjustment	64,723
Settlement	(16,151)
Foreign exchange	(1,204)
Balance as of December 31, 2025	62,957
Fair value adjustment	(10,490)
Foreign exchange	1,071
Balance as of March 31, 2026	53,538

Private placement with GM and Panasonic:

On February 28, 2024, the Company completed a private placement with General Motors holdings LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”). Each party subscribed for 12,500,000 Common Shares and 12,500,000 Warrants. The 25,000,000 Common Shares and Warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The Warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at the latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.6M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

In October 2025, GM provided the Company with a termination notice indicating that, effective November 30, 2025, it was terminating both the Subscription Agreement and the Supply Agreement. The termination resulted in the derecognition of GM’s derivative warrant liability and a gain of $16,151 (US$11,554) recognized in the consolidated statement of loss related to the settlement of the derivative warrant liability.

Private placement with Mitsui and Pallinghurst:

On May 2, 2024, the Company completed a private placement, with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst for a total value of US$37.5 million.

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on May 2, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $11.1M (US$8.1M). The residual balance of $40.3M (US$29.4M) was then allocated to the equity component (common shares issued). The transaction costs of $1.5M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Private placement with IQ and CGF:

On December 20, 2024, the Company completed a private placement, with Canada Growth Fund (“CGF”) and IQ. Each party subscribed for 19,841,269 Common Shares and 19,841,269 Warrants. The 39,682,538 Common Shares and Warrants were issued for aggregate gross proceeds of $71.2 million (US$50 million).

The Warrants are exercisable in connection with the final investment decision (“FID”) or at the latest on December 20, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $3.3M (US$2.3M). The residual balance of $67.9M (US$47.7M) was then allocated to the equity component (common shares issued). The transaction costs of $730 were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss

Significant Inputs and Assumptions used in the Valuation:

All of the derivative warrant liabilities are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”). The fair value of the derivative warrant liability was determined based on the estimated timing of exercise for each warrant. As at March 31, 2026, all warrants are expected to be exercised upon the Active Anode Material (“AAM”) FID. This represents a change in management’s estimate compared to December 31, 2025, at which time certain warrants were expected to be exercised upon the Matawinie Mine FID.

The following assumptions were used to estimate the fair value of the derivative warrant liability:

		March 31, 2026
	FID - Matawinie Mine	FID - Active anode material
Number of Warrants		70,932,538
Risk-Free Interest Rate		3.72%
Expected Volatility		93%
Stock Price at Valuation Date		US$2.24
Exercise Price		US$2.38
Average Fair Value per Warrant		US$0.54

		December 31, 2025
	FID - Matawinie Mine	FID - Active anode material
Number of Warrants	45,932,538	25,000,000
Risk-Free Interest Rate	3.67%	3.54%
Expected Volatility	98%	98%
Stock Price at Valuation Date	US$2.48	US$2.48
Exercise Price	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.53	US$0.87

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in the following change in the fair value of the warrants:

		March 31, 2026
	FID - Matawinie Mine	FID - Active anode material
	$	$
10% increase in volatility	—	5,569
10% decrease in volatility	—	(5,626)

		December 31, 2025
	FID - Matawinie Mine	FID - Active anode material
	$	$
10% increase in volatility	2,840	2,503
10% decrease in volatility	(2,854)	(2,547)

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

10.	EQUITY

10.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the three-month period ended	For the year ended
	March 31, 2026	December 31, 2025
Shares issued at the start of the period	160,761,539	152,261,189
Shares issued from offering	—	8,333,334
Options exercised (Note 10.2)	65,000	167,016
Shares issued at the end of period	160,826,539	160,761,539

10.2 SHARE-BASED PAYMENTS

The Company maintains various share-based compensation incentives governed by the omnibus equity incentive plan available to eligible directors, officers, employees, and consultants, as determined by the Board of Directors. The objective of the Omnibus Equity Incentive Plan is to enhance the Company’s ability to attract and retain talented personnel, while aligning their interests with those of the Company’s shareholders. Under the Omnibus Equity Incentive Plan, the Company may grant Stock Option Awards, Restricted Share Unit (RSU) Awards, Performance Share Unit (PSU) Awards, and Deferred Share Unit (DSU) Awards. The Omnibus Equity Incentive Plan stipulates that the total number of share-based payments under this Plan shall not exceed 15% of the Company’s total issued and outstanding shares, with a maximum of 7.5% allocated to RSUs, PSUs, and DSUs, and a maximum of 7.5% allocated to Stock Options.

A summary of the share-based payments expense is detailed as follows:

	For the three-month period ended	For the three-month period ended
	March 31, 2026	March 31, 2025
Stock option	780	3,213
RSU	102	—
PSU	666	—
	1,548	3,213

During the three-month period ended March 31, 2026, the Company capitalized $156 of share-based payment expenses in property plant and equipment, under the category mine under construction ($332 for the three-month period ended March 31, 2025).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Stock options

The Company’s stock options are as follows:

	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	Stock Options	$	Stock Options	$
Opening balance	7,690,750	4.59	7,994,500	4.90
Granted	—	—	2,052,500	2.18
Exercised	(65,000)	2.36	(510,000)	1.98
Expired	—	—	(1,574,000)	4.26
Forfeited	(115,000)	2.20	(272,250)	2.47
Ending balance	7,510,750	4.64	7,690,750	4.59
Options that can be exercised	3,780,750	6.60	3,845,750	6.53

The Company’s stock options include grants made to key employees in 2024 that vest upon the achievement of FID, with a portion vesting upon the Matawinie Mine FID and a portion vesting upon the AAM FID, subject to certain conditions.

Restricted share units

The Company’s RSU are as follows:

	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
		share price		share price
	Number of RSUs	$	Number of RSUs	$
Opening balance	197,342	3.42	—	—
Granted	—	—	197,342	3.42
Ending balance	197,342	3.42	197,342	3.42
Vested - end of the year	—	—	—	—

They RSU vest annually in three equal tranches from the date of grant.

Performance share units

The Company assesses each reporting period if performance criteria on share-based units will be achieved in measuring the share-based payments. The actual share-based payment and the period over which the expense is being recognized may vary from the estimate.

The Company’s PSU are as follows:

	For the three-month period ended March 31, 2026		For the year ended December 31, 2025
		Weighted average		Weighted average
		share price		share price
	Number of PSUs	$	Number of PSUs	$
Opening balance	394,658	3.42	—	—
Granted	—	—	394,658	3.42
Ending balance	394,658	3.42	394,658	3.42
Vested - end of the year	—	—	—	—

The PSUs vest upon the achievement of FID, with a portion vesting upon the Matawinie Mine FID and a portion vesting upon the AAM FID.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

11.	MINING PROJECTS EXPENSES

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Wages and benefits	1,389	978
Share-based compensation	277	522
Engineering	95	—
Consulting fees	24	31
Materials, consumables, and supplies	158	218
Maintenance and subcontracting	411	89
Utilities	82	91
Depreciation and amortization	122	59
Other	55	67
Uatnan Mining Project - Exploration and evaluation expenses	4	10
Grants	—	(5)
Tax credits	(294)	(94)
Mining projects expenses	2,323	1,966

12.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Wages and benefits	909	1,344
Share-based compensation	128	271
Engineering	3,314	5,074
Consulting fees	195	208
Materials, consumables, and supplies	82	468
Maintenance and subcontracting	42	158
Utilities	12	129
Depreciation and amortization	185	2,097
Other	90	82
Grants	(70)	(251)
Tax credits	(931)	—
Battery Material Plant project expenses	3,956	9,580

13.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Wages and benefits	2,429	2,068
Share-based compensation	987	2,088
Professional fees	1,852	530
Consulting fees	715	658
Travelling, representation and convention	186	202
Office and administration	1,634	1,248
Stock exchange, authorities, and communication	103	251
Depreciation and amortization	38	36
Other financial fees	4	5
General and administrative expenses	7,948	7,086

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

14.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Foreign exchange loss (gain)	991	(24)
Interest income	(555)	(1,002)
Interest expense on lease liabilities	1	3
Change in fair value - Listed shares	100	—
Change in fair value - Embedded derivative and deferred amount amortization	(165)	—
Change in fair value - Derivative warrant liability	(10,490)	(5,623)
Interest and accretion on borrowings and notes	257	356
Net financial costs (income)	(9,861)	(6,290)

15.	ADDITIONAL CASH FLOW INFORMATION

		For the three-month periods ended
		March 31, 2026	March 31, 2025
		$	$
Grants receivable and other current assets		77	2
Deferred grants		—	(45)
Mining tax credits		(1,262)	(94)
Sales taxes receivable		(143)	153
Prepaid expenses		540	749
Restricted cash and deposits		—	(342)
Accounts payable and other	7	457	(1,191)
Total net change in working capital		(331)	(768)

Other Cash Flow Information
Tax credits received		—	—
Interest paid		10	14
Deferred financing costs included in accounts payable and accrued liabilities		1,802	—
Share issue costs included in accounts payable and accrued liabilities		124	207

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Additions of property, plant and equipment as per note 6	6,588	6,165
Non-cash decrease (increase) of the asset rehabilitation obligation	(258)	(7)
Borrowing costs included in Mine under construction	(382)	(561)
Share-based compensation capitalized (non-cash)	(156)	(332)
Grants recognized	15	9
Grants received	(8)	(604)
Accounts payable variation related to property, plant and equipment	(1,711)	(1,479)
Net cash flow used in investing activities - purchase of property, plant and equipment	4,088	3,191

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

16.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended
	March 31, 2026	March 31, 2025
	$	$
Key management compensation
Wages and short-term benefits	568	345
Share-based payments	926	2,095
Board fees	201	230

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $16,997 (US$12,194) as at March 31, 2026 ($16,551 (US$12,076) as at December 31, 2025).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

	As at March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	350	—	—	350
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	193	193
Warrants (note 9)	—	—	53,538	53,538

	As at December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	450	—	—	450
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	352	352
Warrants (note 9)	—	—	62,957	62,957

There were no transfers between Level 1, Level 2 and Level 3 during the three-month period ended March 31, 2026 (none in 2025).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

18.	SUBSEQUENT EVENTS

In April 2026, the Company entered into subscription agreements with Canada Growth Fund (US$82 million), the Government of Québec, through its agent Investissement Québec (US$61 million), and Eni S.p.A. (US$70 million) for an aggregate equity investment of US$213 million, pursuant to a private placement of common shares. The release of the net proceeds from the subscription receipts remain conditional upon the receipt of shareholder approvals and customary regulatory approvals. The special and annual general meeting of shareholders has been scheduled for May 13, 2026, to consider the required approvals. The private placement is expected to close on or about May 15, 2026.

The Company also completed, in April 2026, a bought deal public offering of subscription receipts for aggregate gross proceeds of US$96.5 million, consisting of an initial offering of US$84 million of subscription receipts plus the full exercise of the over-allotment option, at a price of US$1.84 per subscription receipt. The release of the net proceeds from this public offering remains subject to the satisfaction of certain release conditions, including the completion of the US$213 million private placement and the receipt of shareholder approvals for this private placement.